ZD VENTURES INC	47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3 T: 416-929-1806 F: 416-929-6612

February 7, 2014

Tia L Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
US Securities and Exchange Commission                                                                                                posted on EDGAR
450 Fifth Street, N. W.
Washington, D.C. 20549-4628
USA

Dear Tia L Jenkins:

RE:           ZD Ventures, Inc.
Amendment # 1 to Form 10-K for the fiscal 2013
Filed December 23, 2013
Response dated January 21, 2014
Form 8-K filed July 19, 2012
File # 333-127389

We refer to your letter of January 27, 2014

We have now filed Amendment # 2 to the Form 10-K for the year ended March 31, 2013 on EDGAR.

Our responses to your review comments:

1.
We have now reviewed closely the acquisition transaction, assets being acquired and other relevant facts in the light of the requirements of FASB ASC 805-10-20 and concluded that all the conditions necessary to consider the acquisition as business acquisition were not fully met and after consulting our independent accountants, we accepted that the acquisition should be accounted for as asset acquisition and goodwill removed.  We have made changes to the financials and disclosures on Form 10-K/A Amendment # 2. The independent accountant has re-issued their opinion which has been enclosed under the Report of Independent Registered Public Accounting Firm within the Form 10-K/A Amendment #2.

2.	In the light of the fact that we now considered our acquisition as asset acquisition, Rule 8.04 and 8.05 of Regulation S-X would not be applicable.

Please contact the undersigned for any further information in the matter.

Sincerely,

/s/ Kam Shah
Kam Shah
Chief Executive Officer